As filed with the Securities and Exchange Commission on April 29, 2004


                                                               FILE NO. 70-10100


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 17
                           (Fifteenth-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     --------------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

        David B. Hertzog                Clifford M. Naeve
          General Counsel               William C. Weeden
        Terence A. Burke                W. Mason Emnett
          Deputy General Counsel        Skadden, Arps, Slate, Meagher & Flom LLP
        Allegheny Energy, Inc.          1440 New York Avenue, NW
        800 Cabin Hill Drive            Washington, D.C. 20005
        Greensburg, PA 15601

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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.     Introduction

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"),1 a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this post-effective Amendment pursuant to Sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the Act, seeking relief from the Commission's requirement that Allegheny and AE Supply maintain a common equity ratio of at least 30 percent after April 30, 2004. Applicants also seek a continuation of the authorizations, financing parameters, and other terms and conditions of the Financing Order (as defined below), through December 31, 2004, and thereby a continuation through December 31, 2004 of the dividend authority granted to AE Supply in the Capitalization Order (as defined below) in an amount up to $481.3 million, the authority to issue and sell up to $350 million in common stock granted to Allegheny in the Securities Release Order (as defined below), and the authority of the Applicants to have at any time outstanding under the Financing Order up to $1.950 billion in short- and long-term debt, all as specified in greater detail throughout this Amendment. Applicants would use the requested authority only for the specific purposes described in this Amendment. They submit that the substantial progress they have made in improving their financial condition fully justifies the requested Commission action. Finally, Applicants seek a reservation of jurisdiction, pending completion of the record, over all transactions authorized in the Financing Order (as defined below), but not released in the order issued pursuant to this Amendment, when the common stock equity ratio level of Allegheny and AE Supply is below 28% and 20%, respectively.

          Applicants have received authorization to engage in a broad range of financing transactions through July 31, 2005.2 See Holding Co. Act Release No. 27486 (Dec. 31, 2001) (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order"), Holding Co. Act Release No. 27579 (Oct. 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order"), Holding Co. Act Release No. 27652 (Feb. 21, 2003) (the "Capitalization

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1         In Holding Co. Act Release No. 27101 (Nov. 12, 1999) the Commission
          authorized the formation of AE Supply. AE Supply filed a notification of registration with the Commission on Form U5A on October 9, 2002. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.

2 The Original Financing Order authorized Allegheny to engage in specified financing transactions through July 31, 2005. The Supplemental Order, Capitalization Order, and Continuation Order, however, mistakenly refer to that authorization continuing through December 31, 2004.

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Order"), and Holding Co. Act Release No. 27780 (Dec. 22, 2003) (the
"Continuation Order").3 The Financing Order grants, among other things, the following authorizations to Allegheny and its subsidiaries:

     1. Allegheny to issue up to $1 billion in equity securities at any time outstanding;

     2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associated third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in unsecured long-term debt at any time outstanding, provided that total debt and equity authority under (1) and (2) shall not exceed $4 billion at any time outstanding;4

     3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion at any time outstanding;

     4. Allegheny to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination to increase its "aggregate investment" (as defined in Rule 53(a)) in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") under the Act up to $2 billion;

     5. Allegheny and the Other Subsidiaries (as defined below) to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan

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3         As noted below, the Commission subsequently released jurisdiction over certain issuances of securities by Allegheny and AE Supply that had been subject to a reservation of jurisdiction under the Capitalization Order. See Holding Co. Act Release No. 27701 (July 23, 2003) (the "Trust Preferred Securities Order"); Holding Co. Act Release No. 27796 (Feb. 3, 2004) (the "Securities Release Order"); Holding Co. Act Release No. 27797 (Feb. 3, 2004) (the "Guarantees Release Order").

4 The Original Financing Order reserved jurisdiction over the issuance of secured long-term debt under the $4 billion cap. Under the Financing Order, the Capitalization Order, the Securities Release Order, and the Trust Preferred Securities Order, Allegheny currently has $600 million of unsecured debt outstanding, consisting of a $300 million credit facility and $300 million of manditorily convertible trust preferred securities, and AE Supply currently has $1.25 billion of secured debt and $100 million of unsecured debt outstanding. Allegheny has not issued any equity securities to date under the authorization of the Financing Order.


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

          the proceeds thereof to Allegheny, AE Supply, and the Other Subsidiaries as described therein; and

     6. Allegheny, AE Supply and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired, to engage in intra-system financings up to $4 billion.5

          As explained in the Original Financing Order, this authority would be used for general corporate purposes, including: (1) payments, redemptions, acquisitions and refinancing of outstanding securities issued by Applicants; (2) investments in EWGs and FUCOs; (3) loans to, and investments in, other system companies; and (4) other lawful corporate purposes permitted under the Act. The Financing Order established a number of financing parameters, applicable through December 31, 2003, that were conditions to these financing transactions. These include a requirement that Allegheny maintain, on a consolidated basis, common equity of 30 percent of total capitalization and that AE Supply individually maintain common equity of 30 percent of total capitalization. In the Capitalization Order, the Commission modified the financing parameters as follows (the "Revised Financing Conditions"):

     (i) the common equity of Allegheny, on a consolidated basis, will not fall below 28 percent of its total capitalization; and the common equity of AE Supply, on a consolidated basis, will not fall below 20 percent of its total capitalization;

     (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (1) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate6 or (ii) the sum of 9 percent plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12 percent plus the prime rate as announced by a nationally recognized money center bank; and


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5         The Financing Order also authorized companies in the Allegheny system to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, and the Other Subsidiaries to pay dividends out of capital and unearned surplus.

6 It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.

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

     (iii)the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (A) five percent of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

     (iv) the respective financing transactions will not be subject to the requirement to maintain either unsecured long-term debt or any commercial paper that may be issued at investment grade level; and

     (v) the Applicants may issue short-term and/or long-term debt under circumstances when the debt, upon issuance is either unrated or is rated below investment grade.

          In addition, the Capitalization Order authorized AE Supply to pay dividends out of capital and unearned surplus up to $500 million in order to provide Allegheny with necessary liquidity.

          Applicants also committed in their application seeking the Capitalization Order that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new projects which qualify as EWGs or FUCOs under the Act; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG.7 Allegheny requested the Commission to reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30 percent.

          Applicants also committed that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 under the Act (a "Rule 58 Company"); provided, however, that Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the company. The commitment also stipulated that notwithstanding the foregoing,


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7         The existing EWGs in which Allegheny and its subsidiaries have investments as of the date hereof are as follows: Allegheny Energy Hunlock Creek, LLC, Hunlock Creek Energy Ventures, AE Supply Gleason Generating Facility, LLC, AE Supply Wheatland Generating Facility, LLC, AE Supply Lincoln Generating Facility, LLC, Buchanan Generation, LLC, and Acadia Bay Energy Company.


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

Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requested that the Commission reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30 percent.

          Finally, the Capitalization Order reserved jurisdiction over (i) the financing authorizations at a time that the common equity ratio levels of Allegheny and AE Supply were below 28 percent and 20 percent, respectively, and
(ii) the issuance of debt securities at an interest rate in excess of the modified interest rates. On July 17, 2003, as subsequently amended, Applicants submitted an amendment in this file seeking a release of jurisdiction over the issuance by Allegheny of up to $325 million of convertible trust preferred securities ("Trust Preferred Securities Application"). The Commission granted that request in the Trust Preferred Securities Order, issued on July 23, 2003.8 Allegheny also filed, on September 23, 2003, as subsequently amended, an amendment in this file seeking a release of jurisdiction over the issuance of $328 million in guarantees by AE Supply and the payment of certain dividends to AE Supply. The Commission granted that request in the Guarantees Release Order, issued on February 3, 2004.9 Finally, Allegheny filed, on January 2, 2004, as subsequently amended, an amendment in this file seeking a release of jurisdiction over the issuance of $1.6 billion in short-term and long-term debt securities and $350 million in common stock. The Commission granted that request in the Securities Release Order, also issued on February 3, 2004.10

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8         Allegheny has issued $300 million of convertible trust preferred securities and does not intend to issue the additional $25 million of those securities authorized under the Trust Preferred Securities Order.

9 Pursuant to the Guarantees Release Order, AE Supply entered into three guarantees of subsidiaries in February 2004: (i) a guarantee of the potential payment obligations of Allegheny Energy Supply Conemaugh, LLC ("Conemaugh") under an asset purchase agreement providing for the sale of Conemaugh's interest in 83 megawatts of the Conemaugh Generating Station; (ii) a guarantee of Allegheny Energy Supply Hunlock Creek, LLC's ("Hunlock Creek") performance under a put option pursuant to which Hunlock Creek may be required to purchase certain assets; and (iii) a guarantee of Allegheny Trading Finance Company's ("ATF") potential payment obligations arising under a Purchase and Sale and Assignment and Assumption Agreement pursuant to which ATF sold an energy sale contract with the California Department of Water Resources ("CDWR"). Also, pursuant to the Guarantees Release Order, Allegheny Energy Supply Development Services, LLC paid a dividend to AE Supply of $8.3 million and ATF paid a dividend to AE Supply of $49 million.

10 Pursuant to the Securities Release Order, Allegheny and AE Supply refinanced their outstanding bank debt in March, 2004. Allegheny entered into a $200 million unsecured revolving credit facility and a $100 million unsecured term loan, and AE Supply entered into two secured term loans with an aggregate principal amount of $1.25 billion.

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

          The Capitalization Order required the Applicants to file an application with the Commission if they wished to seek relief from the 30 percent common equity requirement after December 31, 2003 and to extend the Revised Financing Conditions. Allegheny requested, and the Commission granted, such relief in the Continuation Order. Specifically, the Continuation Order preserved the status quo with respect to the financing authority in the Financing Order through April 30, 2004, including all terms, conditions, and parameters relating to that authority, and a reservation of jurisdiction over the same through December 31, 2004. The Continuation Order also extended a portion of the dividend authority granted in the Capitalization Order, authorizing AE Supply to pay dividends of up to $275 million out of capital and unearned surplus through April 30, 2004.

          The purpose of this Amendment is to seek an extension through December 31, 2004 of (i) the release of jurisdiction granted in the Continuation Order and (ii) the Revised Financing Conditions, including the 28 and 20 percent common equity requirements applicable to Allegheny and AE Supply, respectively, and thereby a continuation through December 31, 2004 of the dividend authority granted to AE Supply in the Capitalization Order in an amount up to $481.3 million, the authority to issue and sell up to $350 million in common stock granted to Allegheny in the Securities Release Order, and the authority of the Applicants to have at any time outstanding under the Financing Order up to $1.950 billion in short- and long-term debt. The requested authority would be used for the specific purposes described further below.

B.   Overview of the Companies

          Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to herein as the "Operating Companies"). The direct and indirect subsidiaries of Allegheny, other than the Operating Companies and AE Supply, are referred to herein as the "Other Subsidiaries."

          Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission;


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Monongahela Power is subject to the regulation of both the West Virginia Public
Service Commission and the Ohio Public Utility Commission; Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission and the Virginia State Corporation Commission. Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. ("Allegheny Ventures") and AE Supply.

          Allegheny Ventures is a non-utility subsidiary of Allegheny that invests in and develops energy-related projects through its wholly-owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

          AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, Virginia, and Pennsylvania, two of the Operating Companies, West Penn and Potomac Edison, transferred generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW associated with its Ohio customers, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load. Although AE Supply is a public utility company within the meaning of the Act, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

C.     Background Information

          In the Trust Preferred Securities Application, Applicants described in considerable detail the background to the financial difficulties in which they currently find themselves. Applicants propose not to repeat that background information in this Amendment and refer the Commission to that application for additional details. As described in this Amendment, they continue to make significant progress toward the resolution of their financial difficulties.

          On July 25, 2003, Allegheny completed its private placement of $300 million of convertible trust preferred securities, as authorized by the Trust Preferred Securities Order. On July 28, 2003, AE Supply announced that its subsidiary ATF had entered into an agreement to sell its energy supply contract with CDWR (the "CDWR Contract") and associated hedge transactions (collectively, the "West Book") to J. Aron & Company ("Aron"), a division of The Goldman Sachs Group, for $405 million, subject to adjustments for market price changes and hedge transactions not transferred.


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

          On September 15, 2003, AE Supply and ATF announced that they completed the sale of the West Book to Aron for $354 million. Much of the adjustment from the estimated sale price, previously announced on July 28, 2003, is attributable to contracts with one counterparty, valued at $38.6 million, which were removed from the sale by mutual agreement of the parties. Changes in the mark-to-market value of the remaining contracts at closing, and a reduction in the number of remaining trades assumed by Aron, account for the rest of the adjustment. The proceeds from the sale were applied by ATF, in large part, to finance the termination of tolling agreements with Williams Companies, Inc., Las Vegas Cogeneration II and certain related hedging arrangements. The remainder of the proceeds were used to reduce the amount of AE Supply's debt that needed to be refinanced and to provide liquidity for AE Supply.

          Sale of the West Book was described in the Trust Preferred Securities Application as, along with the sale of the securities authorized by the Trust Preferred Securities Order, one of the major components of Allegheny's plan to return to financial health. In addition, AE Supply and Conemaugh have completed the sale of an 83 megawatt interest in coal-fired Conemaugh Generating Station near Johnstown, Pennsylvania. In February 2004, AE Supply issued the sale-related guarantees as contemplated in the Guarantees Release Order and thereby obtained the release of $5 million held in escrow pending issuance of the guarantees. AE Supply also issued a guarantee to Aron guaranteeing ATF's obligations under the CDWR Contract sale agreement and thereby obtained the release of approximately $71 million plus interest that had been held in escrow pending issuance of the guarantees. After termination payments were made to end certain tolling agreements, ATF distributed to AE Supply $49 million remaining from the proceeds of the CDWR Contract sale. AE Supply's subsidiary, Allegheny Energy Supply Development Services, LLC, sold excess inventory for $8 million which, with interest, amounted to $8.3 million at the time the funds were distributed to AE Supply pursuant to the Guarantees Release Order.

          In March 2004, pursuant to the Securities Release Order, Allegheny and AE Supply refinanced their outstanding bank debt, reducing their annual interest costs by more than $60 million, extending their maturities and improving their financial flexibility. At the time of this refinancing, Applicants were able to pay down approximately $32 million of debt at Allegheny and $132 million of debt at AE Supply. The March 2004 refinancing, combined with the other transactions described above, constituted part of Allegheny's plan to return to financial health, and implementation of this plan has resulted in each of Moody's Investor's Service ("Moody's"), Standard and Poor's Ratings Service ("S&P") and Fitch IBCA Ratings Services ("Fitch") moving the Applicants from a negative to a stable outlook.

D.   Requested Authorization

     1.   Continuation of Authorizations

          As stated previously, Applicants seek in this Amendment an extension through December 31, 2004 of (i) the release of jurisdiction granted in the

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Continuation Order and (ii) the Revised Financing Conditions, including the 28 and 20 percent common equity requirements applicable to Allegheny and AE Supply, respectively, and thereby a continuation through December 31, 2004 of the dividend authority granted to AE Supply in the Capitalization Order in an amount up to $481.3 million, the authority to issue and sell up to $350 million in common stock granted to Allegheny in the Securities Release Order, and the authority of the Applicants to have at any time outstanding under the Financing Order up to $1.950 billion in short- and long-term debt. As noted above, Applicants have made substantial progress in implementing their plan for returning to financial health and compliance with the Commission's 30 percent common equity requirement for registered holding companies. Applicants remain committed to continuing this process. Granting a further continuation of their current authorizations is a critical precondition to carrying out that commitment.

     2.   Use of Proceeds

          Subject to the Revised Financing Conditions and the commitments set forth above, Applicants will use the requested authorization to engage only in those classes of transactions originally contemplated in the Financing Order, i.e.: (1) payments, redemptions, acquisitions and refinancing of outstanding securities issued by Applicants; (2) investments in EWGs and FUCOs;11 (3) loans to, and investments in, other system companies; and (4) other lawful corporate purposes permitted under the Act. More specifically, during the period for which Applicants seek authority in this Amendment, i.e., through December 31, 2004, the only transactions that will be undertaken pursuant to this authority will relate to continued refinancings of debt at Allegheny and AE Supply, such as those undertaken in March 2004.

          Over the last two years, Applicants' accounting and financial difficulties have constrained their access to the capital markets. As they return to financial health, they are gaining greater ability to restructure and retire their debt obligations. Applicants will use the proceeds of up to $1.950 billion of debt financing permitted under the authority sought in this Amendment to replace outstanding notes and bonds with debt containing more favorable interest costs, maturities and covenants in order to maximize Applicants' financial flexibility. With continued improvement in Applicants' financial health, Applicants will have opportunities to access the equity markets on


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11        As noted above, Allegheny commits not to invest any funds in any new projects which qualify as EWGs or FUCOs under the Act at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG.

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

reasonable terms. Proceeds from equity issuances will be used to pay down debt. Applicants are unable to predict what and when refinancing opportunities will arise. Accordingly, the requested authority is necessary to grant Applicants the flexibility necessary to take fullest advantage of such opportunities as they occur.

          Applicants have to date utilized none of their $1 billion in equity securities financing authority, $1.950 billion of their $4 billion in debt financing authority, and $339 million of their $3 billion guarantee authority. AE Supply has utilized $18.7 million of its $500 million dividend authority. Applicants request the Commission to reserve jurisdiction, pending completion of the record, over transactions authorized in the Financing Order when the common stock equity ratio level of Allegheny and AE Supply is below 28% and 20%, respectively.

     3.   Commission Precedent

          Neither the Act nor the Commission's rules under the Act explicitly require registered holding companies to maintain a common equity ratio of at least 30 percent. Rather, this requirement is based on Commission policy developed in the course of administering the Act, in particular in forming judgments on whether securities issuances comply with the requirement of Section 7(d) of the Act. For example, Section 7(d)(1) requires the Commission to determine whether an issuance of securities is "reasonably adapted to the security structure of the declarant and other companies in the same holding company system. . . ." Judgments of this type obviously raise substantial analytical problems that are not amenable to resolution with scientific precision. For this reason the Commission has sought to establish general standards that can be relied upon to supply an adequate margin of safety against the risk of unanticipated financial difficulties. The 30 percent common equity ratio is one of these standards. The Commission in the past has explained its policy in this connection in some detail.

          For example, the Commission explained its concerns in 1956 in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems. The Commission stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money most economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."12 The Commission noted that "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."13 The Commission has settled on a 30


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12        Announcement of Study by Division of Corporate Regulation of the
          Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. 13255 (Sept. 5, 1956) ("Proposed Capitalization Policy") (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99). The study in question was never completed.

13 Id. (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951). Early cases that discuss and develop the standard include Eastern Utilities Associates, Holding Co. Act Release No. 11625, 34 S.E.C. 390, 444-445 (Dec. 18, 1952) and Kentucky Power Company, 41 S.E.C. 29, 39 (1961).


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

percent common equity ratio as a reasonable standard for achieving these purposes and has characterized this standard as serving "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."14

          On the other hand, the Commission also views its 30 percent common equity as being quite flexible, and it has never sought to implement that standard in a punitive fashion. Rather, the Commission has consistently sought to assist registered holding companies in restoring their capital structures when their common equity happens to drop below 30 percent. For example, in Alabama Power Co., Holding Co. Act Release No. 21711 (Sept. 10, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company when its common equity ratio was 28.1 percent. In that order the Commission noted:

          . . . the proposed financing is directed to curing critical financial problems of Alabama [Power Company]. The suggestion that the financing program be deferred makes no financial or statutory sense.

In this case, Alabama Power Company was experiencing financial problems "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief."

          In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30 percent common equity ratio standard.15 The Commission approved the requests even though the common equity ratio of EUA would drop to approximately 28.9 percent and that of EUA Power would drop to approximately 24 percent. In that connection, the Commission stated that


---------------
14 U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 42 and n. 8 and accompanying text (June 1995) ("1995 Report") (citation omitted).

15 See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80 percent debt and 20 percent equity by EUA Power for the period prior to commercial operation of Seabrook.

          under appropriate circumstances [it] has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.16

In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission chose to focus actions that could restore the financial well being of the companies in question and concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30 percent in the foreseeable future.

          In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (Aug. 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30 percent. The Commission noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3 percent. In this context, the Commission explained that:

          As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30 percent. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30 percent level.

          In Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14,
1999), the Commission lowered Conectiv's minimum consolidated common equity


---------------
16 See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946); Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Co., 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

ratio from 30 to 20 percent.17 Conectiv's need for this modification arose out of circumstances resulting from restructuring legislation in the states in which its utility subsidiaries operated. The Commission noted in its order that it:

          has in the past . . . granted exceptions to the 30 percent requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.

          In Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3 percent. The Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

          More recently, in Xcel Energy, Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002), the Commission authorized a consolidated common equity ratio of 24 percent for Xcel Energy, Inc. ("Xcel"). Xcel's request was directly related to the impact on its capital structure of the financial difficulties experienced by its energy trading and merchant generation subsidiary, NRG Energy, Inc. In approving Xcel's request, the Commission stated that "[t]he Act itself neither specifically addresses nor mandates particular capitalization structures" and went on to repeat the conclusions set forth in Proposed Capitalization Policy of 1956.18 The Commission also pointed out that, consistent with the precedent discussed above, the 30 percent common equity standard is a "benchmark rather than an absolute requirement" and that the Commission has "permitted capital structures with less than 30 percent common equity when mitigating circumstances are present, particularly when market conditions are concerned."19

          Finally, the Commission has applied this precedent to the Applicants themselves in releasing jurisdiction over the issuance of a variety of securities in the Trust Preferred Securities Order, the Guarantees Release


---------------
17 In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30 percent throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29,
          2000) and 27507 (March 22, 2002).

18        Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002).

19        Id.

Order, and the Securities Order. The conclusions reached in those orders apply a fortiori at this time, given the Applicant's continuing success in improving their financial condition.

          Applicants therefore respectfully submit that this realistic and flexible approach to the Commission's capitalization standards for registered holding company systems should apply equally in this case. Indeed, as a consequence of the Commission's recent orders based on this approach, Allegheny has been able to make significant strides in returning to a financial condition that is consistent with the Commission's traditional standards for registered holding companies. In January 2004, Moody's affirmed Allegheny's and AE Supply's ratings, which had been under review for possible further downgrade, and moved Allegheny's and AE Supply's outlooks to stable. In February 2004, both S&P and Fitch affirmed their ratings of Allegheny and AE Supply while moving the Applicants' outlooks to stable. Continuation of the Applicants' current authorizations is essential to continuing their current progress.

          Moreover, although Applicants have experienced tightened liquidity and weak financial performance, they believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future. Applicants have provided in Exhibit H projections for Allegheny that show its consolidated common equity ratio returning to 30 percent by the end of 2005. Allegheny management believes these projections are reasonably achievable through the execution of the business plan contemplated by those projections.

    4.   Dividends by AE Supply out of Capital or Unearned Surplus

          The Capitalization Order also authorized AE Supply to pay dividends of up to $500 million out of capital and unearned surplus.20 The Continuation Order authorized AE Supply to pay a portion of these dividends (up to $275 million) out of capital and unearned surplus through the period ending April 30, 2004. Applicants seek further continuation of this authority through December 31, 2004 in the amount of up to $481.3 million under the conditions and limitations set forth in the Continuation Order, which are described below.21

          As Allegheny and AE Supply restructured their debt in February 2003, the lending group determined it was important that each lender be indifferent as to whether its exposure was to Allegheny or AE Supply. Accordingly, the bank lenders required that Allegheny and AE Supply enter into an intercreditor agreement whereby, if either company, or any of their subsidiaries, were to issue debt or equity, an amount equal to a percentage of the proceeds would be paid as a dividend to Allegheny in the case where AE Supply (or one of its


---------------
20 Since AE Supply is a limited liability company, "dividend" shall include for this purpose any distribution by AE Supply in respect of its membership interests.

21 To date, AE Supply has paid $18.7 million of dividends under its existing dividend authority.

subsidiaries) is the issuer, or as a capital contribution to AE Supply if Allegheny (or one of its subsidiaries, other than AE Supply or its subsidiaries) is the issuer. This agreement was intended to help ensure that all lenders were paid down regardless of which debtor had better access to the capital markets and thereby mitigated differences that might arise among the lenders because of the location of their exposure. The percentage to be contributed or distributed is determined pursuant to a formula, and because of the Applicants' recent refinancing, the formula now requires that 100 percent of the proceeds of any debt or equity issuance made by Allegheny or its subsidiaries (other than AE Supply or AE Supply's subsidiaries) must be contributed to AE Supply.

          In March 2004, Allegheny entered into a revolving credit facility that permits the company to more effectively manage its cash by paying down debt during periods when funds are not required and borrowing funds only when and in such amounts as are needed. Each time Allegheny draws on the revolving credit facility, an amount equal to the proceeds of the borrowing must be contributed to AE Supply pursuant to the intercreditor agreement. Without the ability to dividend up the contributed funds, AE Supply will receive money it does not need, and Allegheny will fail to obtain the liquidity it sought. Similarly, when Allegheny issues equity, it will have to contribute the proceeds to AE Supply and, if AE Supply has no dividend authority, it will be unable to apply the proceeds to pay down its debt.

          This agreement continues in place until November 2007, when debt held by certain non-bank parties to the intercreditor agreement matures. Until then, should Allegheny or any of its subsidiaries issue debt or equity, an amount equal to the proceeds must be contributed to AE Supply. AE Supply has refinanced all the debt that was intended to be paid down with the proceeds of any such capital contributions and is therefore free to return the funds to Allegheny. Absent the ability to distribute contributed funds back to Allegheny, the agreement promotes the inefficient aggregation of capital in AE Supply and denies Allegheny the benefit of issuing debt or equity.

          It is solely in order to comply with this agreement that the Applicants request the dividend authority in question. Applicants expect that refinancings of debt at Allegheny will continue to take place through the period for which authorization is sought in this Amendment. Due to its obligations under the intercreditor agreement, Allegheny therefore will be required to contribute additional funds to AE Supply in order to accomplish the refinancings. Such funds, however, will be immediately returned to Allegheny in the form of dividends. Because only contributed funds will be distributed back to Allegheny, these dividends will have no effect on AE Supply's paid-in capital account. Simply put, the payments made by Allegheny to AE Supply are immediately returned to Allegheny; although they technically constitute dividends, they do not have the effect on capitalization that dividends are normally understood to have, in that they do not result in any permanent shifts of capital from subsidiary to parent. AE Supply's dividends would in no event exceed the $481.3 million in dividend authority that AE Supply currently possesses and that it requests the Commission to extend through December 31, 2004.

          As of December 31, 2003, AE Supply had retained earnings of approximately negative $1.2 billion. To the extent that AE Supply is required under generally accepted accounting principles to record any writedowns, impairment charges or other adjustments, AE Supply's retained earnings would be further reduced. Thus, the declaration and payment of the proposed dividends would be charged in whole or in part to capital and/or unearned surplus. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that severely restrict the amount and timing of distributions by AE Supply to its members.

          AE Supply, formed in November 1999, has not had much time during which to accumulate retained earnings. Allegheny has made a number of capital contributions (in cash and/or assets) over the years that AE Supply has been in existence. The paid-in capital component of Allegheny's membership interest in AE Supply as of December 31, 2003 was approximately $1.9 billion. Allegheny contributed approximately $270 million of cash capital to AE Supply in 2001. AE Supply paid no dividends in 2001. In 2002, Allegheny contributed an additional $1.9 million of cash capital and contributed approximately $193 million through the forgiveness of an intercompany loan. AE Supply declared a dividend of $100 million as of August 31, 2002. In 2003, Allegheny contributed a net additional $210.8 million of cash to AE Supply.

          The Commission has authorized on a number of occasions the payment of dividends out of capital. In addition, the Commission has previously approved the payment of dividends out of capital by utility subsidiaries of registered holding companies in circumstances in which such payments would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets are sufficient to meet anticipated expenses and liabilities.22

          In Entergy Corporation, et al., Holding Co. Act Release No. 26534 (June 18, 1996), the Commission authorized Entergy Power, Inc., a company formed to participate as a supplier of electricity at wholesale to non-associate companies in the bulk power market, to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that Entergy Power, Inc. had incurred losses from operations for each of the years 1990 through 1995 as a result of adverse market conditions, high debt service requirements associated with its leveraged capital structure and other factors. In addition, in AEP Generating Company, Holding Co. Act Release No. 26754 (Aug. 12, 1997), the Commission authorized the applicant in that proceeding to pay dividends out of capital at a time when it did not maintain a percentage of common equity to total capitalization at or above 30 percent.


---------------
22        Allegheny Generating Co., Holding Co. Act Release No. 26579 (Sept. 19,
          1996); Entergy Corp., et al., Holding Co. Act Release No. 26534 (June 18, 1996).

          Although prior Commission precedent is not directly analogous to the circumstances addressed in these proceedings, the facts in this circumstance are likewise unique and justify the relief being sought. AE Supply began operations just five years ago, in 1999. During that time Allegheny has contributed substantial assets and a significant amount of cash to AE Supply in order to develop and support the business of AE Supply.

          As described above, AE Supply is requesting a continuation of dividend authority granted in the Capitalization Order and, specifically, that the Commission grant it authority to make dividends to Allegheny of up to $481.3 million through December 31, 2004. Allegheny commits that such dividends will be used solely to pay the debt of Allegheny. Allegheny commits that none of any such dividends will be used by Allegheny to pay dividends to its stockholders.

          Although AE Supply has experienced tightened liquidity and weak financial performance, Applicants have taken a number of steps to reduce expenses, raise cash and refocus the business of AE Supply. The underlying businesses of AE Supply are fundamentally sound. Applicants project that AE Supply will return to a positive cash flow from operations in 2004. Applicants believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future.

E.   Reporting Requirements

          Applicants shall file a report with the Commission within two business days after the occurrence of any of the following:

     1. Any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries; and

     2. Any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding or that Allegheny otherwise determines would be of material interest to the Commission.

The report shall describe all material circumstances giving rise to the event.

          Allegheny will file a Rule 24 certificate of notification within 15 days after June 30, September 30, and December 31, 2004, which will contain the following information:

     1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply; and

     2. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections.

          Allegheny will file Rule 24 certificates of notification within 5 days of the event, which will contain the following information:

     1. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividend on the paid-in capital account of AE Supply; and

     2. A description of the use by Allegheny of any funds received as a dividend from AE Supply.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be approximately $10,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.   General

          Applicants consider Sections 6(a), 7 and 12 of the Act and Rules 46 and 54 to be applicable to the transactions proposed in this Amendment. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Applicants request such authorization, exemption or approval.

          Applicants respectfully submit that the authorizations they request in this Amendment are in their best interests and are appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.   Rule 54 Analysis

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

          Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of December 31, 2003, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $234 million. These investments by Allegheny were made in compliance with the Original Financing Order.

          As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's audited financial statements, as of December 31, 2003, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

          Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

          None of the circumstances described in 53(b)(1) have occurred.

          The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

          Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests a continuation of the release of jurisdiction granted in the Continuation Order and an extension of the Revised Financing Conditions, as well as an extension of the dividend authority granted therein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and the Operating Companies. As shown by Exhibit H, the proposed transaction will provide the Allegheny system, including AE Supply, with sufficient liquidity to meet its immediate financial needs, including required debt amortization.

          Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.23 Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In


---------------
23 The common equity ratios of the Operating Companies as of December 31, 2003 are as follows: West Penn, 50.9 percent; Potomac Edison, 49.4 percent; and Monongahela Power, 37.8 percent.

addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  REGULATORY APPROVALS

          No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5.  PROCEDURE

          Allegheny respectfully requests that the Commission issue an order releasing jurisdiction over the transactions proposed herein not later than April 26, 2004. Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

     H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    April 29, 2004

                                        Allegheny Energy, Inc.
                                        Allegheny Energy Supply Company, LLC


                                        By:
                                                 /s/ Suzanne C. Lewis
                                                 ------------------------------
                                        Title:   Vice President and Treasurer
                                                     of Allegheny Energy, Inc.
                                                 Treasurer of Allegheny Energy
                                                     Supply Company, LLC